[On SEK letterhead]

March 10, 2009

Sharon Blume

Reviewing Accountant

Division of Corporation Finance

U.S. Securities Exchange Commission

100 F Street N.E.

Washington, DC 20549

Re:	Swedish Export Credit Corporation Form 20-F filed for the year ended December 31, 2007 File No. 1-8382

Dear Ms. Blume:

This letter sets forth the responses of Swedish Export Credit Corporation (“SEK” or the “Company”) with respect to the Staff’s comment letter dated March 4, 2009 regarding (i) SEK’s Form 20-F for the year ended December 31, 2007 (“the “2007 20-F”) and (ii) SEK’s letter dated February 6, 2009 in response to the Staff’s comment letter dated January 9, 2009 (which was itself a response to SEK’s letter dated December 10, 2008 in response to the Staff’s comment letter dated November 7, 2008 in response to SEK’s letter dated October 23, 2008 in response to the Staff’s original comment letter, dated September 19, 2008). The numbered responses in this letter correspond to the numbered paragraphs from the March 4, 2009 comment letter. To facilitate the Staff’s review, the Company has included the full text of each comment before setting out the related response.

SEK is submitting this letter through EDGAR as correspondence, as well as providing an additional courtesy copy via fax.

As our counsel has advised you by telephone, SEK is anxious to resolve the Staff’s comments at the earliest possible opportunity. SEK considers this matter to be of particular importance because it expects to file its annual report on Form 20-F for the year ended December 31, 2008 on or about March 31, 2009. SEK therefore respectfully requests that the Staff advise us at its earliest convenience if the Staff believes that any of the responses set forth in this letter are incomplete or unsatisfactory or if the Staff has any further comments on our filings.

Item 3. Key Information

A. Selected Financial Data, page 3

1.         We have reviewed your response to prior comment one from our letter dated January 9, 2009. We will not object to the proposed presentation and disclosure of your non-IFRS measure, with the following revisions:

•

Revise to disclose the number and types of employees subject to your employee incentive programs that use the non-IFRS measure as a primary basis for calculating the amounts of variable remuneration payable; and

•

Revise to change the name of your non-IFRS measure to more accurately reflect its content. In this regard, the use of the word “core” implies that you are referring to your most central or essential operations and results. In your revised disclosure and previous responses you state that the Company uses derivative instruments extensively, which implies that the use of those instruments is a core business activity and that they are fundamental to your risk managements activities. However, we note that your non-IFRS measure eliminates the fair value of derivatives used for hedging purposes when the hedged item is measured on a different basis, and thus the use of only certain derivatives is eliminated. Thus, we believe it would be appropriate to use a more

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descriptive title to describe this non-GAAP measure, perhaps eliminating the use of the word “core” in its entirely in the title. Alternatively, revise to disclose, if true, that using derivative instruments to hedge various risks (interest rate, FX, etc.) is not a core business or risk management activity.

Provide us with your proposed disclosures.

Response: Attached hereto as Exhibit 1 is the revised proposed form of our disclosure regarding our non-GAAP measure. It is in the same as the form attached to our letter dated February 6, 2009, except that we have made the following changes, shown in bold italics in Exhibit 1, to comply with the Staff’s requests:

•

We have added detail disclosing that the non-GAAP measure is the primary basis for calculating the amount of variable remuneration payable to all of our permanent employees, except for a small number of employees working in our advisory services business and our chief executive officer and chief accounting officer. In each of our future annual reports on Form 20-F, we will disclose the total number of employees for whom, in the relevant year, the non-GAAP measure was the primary basis for calculating the amount of variable remuneration payable.

•

We have re-named the non-GAAP measure, “Adjusted Operating Profit,” so as to comply with the Staff’s request for us not to use the word “core.” Although not a core business activity, the use of derivative instruments to hedge various risks is an essential risk management activity of the Company.

We have also expanded the table in the proposed form of disclosure to provide reconciliations in respect of three years of data instead of two.

2.         In prior comment one from our letter January 9, 2009, we requested you to tell us, and revise your future filings to disclose the portion of the market value adjustment for your derivative liabilities related to your own credit risk. We did not see this information in your response. Please provide us with this information.

Response: Up to and including December 31, 2007, no value adjustments were made for our derivative liabilities related to our own credit risk due to the fact that we did not observe any material credit spread movements and related pricing changes on our own derivative liabilities. In 2008, we enhanced the analysis performed to assess changes in our own credit spreads as the incorporation of credit valuation adjustments into the fair values of derivative assets and liabilities became imperative due to the state of the financial markets around the world. Our analysis has shown that SEK’s own credit risk did not result in any material changes to the value of SEK’s derivative liabilities in 2008. This analysis was based on the fact that SEK’s rating remained stable throughout 2008, while our capital position strengthened considerably. SEK was also able to enter into transactions throughout 2008 with essentially unchanged credit spreads, relative to prior periods. Furthermore, SEK normally has ISDA agreements with low-threshold collateral arrangements in place for its derivative counterparties, which reduce the effect of counterparty risk for both SEK and the counterparties. As a result of our analysis, no valuation adjustments related to SEK’s own credit spreads were recorded on derivative liabilities in 2008. We understand that the methodologies for calculating credit valuation adjustments are evolving and, as a result, we will further refine our methodology in 2009. Based on the transactions we have entered into during 2009, we have now started to see some impact of SEK’s credit risk in the pricing data and therefore anticipate that during 2009, there will be some valuation adjustments associated with SEK’s credit risk incorporated into SEK’s derivative liabilities. As requested, we will disclose the portion of the market value adjustment for our derivative liabilities related to our own credit risk in our future annual reports on Form 20-F.

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SEK acknowledges that the adequacy and accuracy of the disclosures in its filings with the Commission are the responsibility of the Company. The Company acknowledges that Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings. The Company also acknowledges that Staff comments may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours sincerely,

/s/ Per Åkerlind
Per Åkerlind

Chief Financial Officer

/s/ Anna-Lena Söderlund

Anna-Lena Söderlund

Chief Accounting Officer

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EXHIBIT 1

[The following section to precede the section entitled “Documents on Display”]

Supplemental Statistical Measure

In its Swedish corporate reports and in certain presentations to financial analysts, SEK discloses a supplemental statistical measure of its business performance, which we refer to in such reports and presentations as “Kärnresultatet” ( or “Core Earnings”), and which we refer to herein as our “Adjusted Operating Profit.” Adjusted Operating Profit is not an IFRS financial measure, although it is calculated on the basis of our consolidated operating profit as calculated under IFRS.

SEK’s management considers – and SEK believes that its sole shareholder, the Kingdom of Sweden, considers – Adjusted Operating Profit to be a useful supplemental measure in evaluating the performance of SEK’s business over the long term, because it excludes that portion of our net results of financial transactions that arises from changes in the fair value of financial assets (other than held-for-trading securities), financial liabilities and related derivatives.

Because Adjusted Operating Profit ignores such changes in fair value (which may significantly affect SEK’s performance as measured pursuant to IFRS), this relatively stable statistical measure is also used by SEK for internal performance reporting (in respect of business areas, business portfolios and individual managers), and for budgeting and forecasting purposes. Adjusted Operating Profit is used as a key measure for internal earnings budgeting, because market volatility affects our IFRS operating profit significantly but affects our Adjusted Operating Profit only marginally. Adjusted Operating Profit is the primary basis for calculating the amount of variable remuneration payable under the Company’s employee-incentive programs to all of our permanent employees except for a small number of employees working in our advisory services business and our chief executive officer and chief accounting officer. In the year ended December 31, 2008, Adjusted Operating Profit was the primary basis for calculating the amount of variable remuneration payable to ☐ employees.

While strongly cautioning that Adjusted Operating Profit should not be considered in isolation as a measure of SEK’s profitability and is not a substitute for the most directly comparable IFRS measure (which is operating profit), SEK believes that it is important to disclose its Adjusted Operating Profit in its reports filed with the SEC so as to communicate equivalent information to all of the Company’s investors worldwide, and so as to make investors aware of our management’s use of a non-IFRS measure in the steering and planning of our business. Please note, however, that SEK's management generally considers the Company’s operating profit calculated in accordance with IFRS, alongside its Adjusted Operating Profit, in making important business decisions.

Adjusted Operating Profit amounted to Skr ☐ million in the year ended December 31, 2008, a [decrease/increase] of ☐ percent, as compared to the year ended December 31, 2007 (when Adjusted Operating Profit amounted to Skr ☐ million). The [decrease/increase] in Adjusted Operating Profit resulted primarily from ☐.

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Below is a reconciliation showing the differences between our operating profit calculated in accordance with IFRS and our Adjusted Operating Profit.

For the year ended December 31,
	2008	2007	2006

(Skr billion)

Operating profit (IFRS)	☐	☐	☐
Less changes in fair value related to financial assets except held-for-trading securities	☐	☐	☐
Less changes in fair value related to financial liabilities	☐	☐	☐
Less changes in fair value related to derivatives except derivatives hedging held-for-trading securities.	☐	☐	☐
Net change – reported as part of “net results of financial transactions” – see Note ☐	☐	☐	☐
Adjusted Operating Profit	☐	☐	☐

There are significant limitations associated with the use of Adjusted Operating Profit as compared with operating profit in gauging the performance of our business, including the limitations inherent in our determination of which fair-value changes are excluded from our operating profit to derive our Adjusted Operating Profit. SEK's management makes these determinations using established systems and processes and on the basis of the best information available at the time of determination.

Adjusted Operating Profit represents operating profit, calculated in accordance with IFRS, less changes in the fair values of financial assets, other than held-for-trading assets, and changes in the fair values of financial liabilities and related derivatives. The main reason why we exclude changes in the fair values of derivatives related to our financial assets and liabilities in presenting Adjusted Operating Profit is because we believe it is useful to present a measure that values derivatives used for hedging purposes and the items that they are used to hedge on the same basis. As can be expected for any company engaged in international trade financing, SEK is an extensive user of derivatives, which we use only for the purpose of hedging financial risk (and not for trading or speculative purposes). Under IFRS, a derivative is often required to be carried at fair value on a company’s balance sheet while the underlying asset or liability that the derivative serves to hedge is, for one reason or another, required to be carried at amortized cost. There are practical reasons why hedge accounting or the fair-value option may be difficult to apply to the underlying asset or liability, which gives rise to the mixed measurement of derivatives and such underlying assets or liabilities. Therefore, we believe that Adjusted Operating Profit is a useful alternative statistical measure, in part, because it helps us understand our business results under a constant valuation methodology for derivatives and the underlying assets and liabilities they hedge.

The reason why we exclude the changes in the fair values of our financial assets other than held-for-trading assets in calculating our Adjusted Operating Profit is that we have the ability and absolute intention to hold them to maturity, and thus believe it is useful to present a supplemental statistical measure that does not “mark to market” such assets. The reason why we exclude the changes in the fair values of financial liabilities from Adjusted Operating Profit is that we believe it is useful to present a measure that does not include adjustments in the value of such liabilities related to our own credit spread (under IFRS, a credit deterioration at SEK may produce an unrealized gain).

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Adjusted Operating Profit is a non-IFRS statistical measure and should not be relied upon for any purpose by investors or considered to constitute a substitute or replacement for any IFRS financial measure, including our operating profit.

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